UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Fox Entertainment Group, Inc.

(Name of Subject Company (Issuer))

News Corporation

Fox Acquisition Corp

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

35138T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

News Corporation

Fox Acquisition Corp

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Amy Bowerman Freed, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918-3000	Lou R. Kling, Esq. Howard L. Ellin, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$5,427,540,000	$638,822

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) $31.05 (the average of the high and low sales prices per share of the Class A common stock, par value $0.01 per share (the “Fox Class A Shares”) of Fox Entertainment Group, Inc. (“Fox”) on January 6, 2005 as reported by the New York Stock Exchange) and (ii) 174,800,000 (the maximum number of Fox Class A Shares (other than shares held by News Corporation or its subsidiaries) that may be acquired in this transaction).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $117.70 per million of the aggregate value of the News Corporation Class A Shares offered by the bidder.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$638,822
Form or Registration No.:	Form S-4
Filing Party:	News Corporation
Date Filed:	January 10, 2005
❑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
❑	issuer tender offer subject to Rule 13e-4.
❑	going-private transaction subject to Rule 13e-3.
❑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ❑

INTRODUCTION

This Tender Offer Statement on Schedule TO is filed by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the “Exchange Offer”) 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “News Corporation Class A Shares”) for each outstanding share of the Fox Class A Shares on terms and conditions contained in the prospectus related to the Exchange Offer (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2), as they may be supplemented and amended from time to time.

Concurrently with the filing of this Tender Offer Statement, News Corporation is filing a registration statement on Form S-4 (the “Registration Statement”) relating to the News Corporation Class A Shares to be issued to the stockholders of Fox in the Exchange Offer, of which the Prospectus is a part.

Item 1. Summary Term Sheet

The information set forth in the Prospectus under the captions “Questions and Answers about the Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Prospectus under the caption “Summary—Information about News Corporation, Fox Acquisition Corp and Fox—Fox Entertainment Group, Inc.” is incorporated herein by reference.

(b) Securities. The information set forth in the Prospectus under the captions “The Offer—Exchange of Shares in the Offer; The Subsequent Merger,” “Comparative Per Share Market Price and Dividend Information—Fox,” “The Offer—Conditions of the Offer—Minimum Condition” and “Where You Can Find More Information” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Prospectus under the caption “Comparative Per Share Market Price and Dividend Information—Fox” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Prospectus under the captions “Summary—Information about News Corporation, Fox Acquisition Corp and Fox—Fox Acquisition Corp” “Summary—Information about News Corporation, Fox Acquisition Corp and Fox—News Corporation,” “Where You Can Find More Information” and in “Annex A—Information Concerning the Directors and Executive Officers of News Corporation and Fox Acquisition Corp” to the Prospectus is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Prospectus under the captions “Summary—Information About News Corporation, Fox Acquisition Corp and Fox—News Corporation,” “Summary—Information About News Corporation, Fox Acquisition Corp and Fox—Fox Acquisition Corp,” “Where You Can Find More Information” and in “Annex A—Information Concerning the Directors and Executive Officers of News Corporation and Fox Acquisition Corp” to the Prospectus is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in “Annex A—Information Concerning the Directors and Executive Officers of News Corporation and Fox Acquisition Corp” to the Prospectus is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

(a)(1) Tender Offers.

(a)(1)(i) Number and Class of Securities. The information set forth in the Prospectus under the captions “Summary—The Offer,” “The Offer—Exchange of Shares in the Offer; The Subsequent Merger” and “The Offer—Conditions of the Offer —Minimum Condition” is incorporated herein by reference.

(a)(1)(ii) Consideration. The information set forth in the Prospectus under the captions “Summary—The Offer,” “Summary—Exchange and Delivery of Shares of Fox Class A Common Stock” and “The Offer—Exchange of Shares in the Offer; The Subsequent Merger” is incorporated herein by reference.

(a)(1)(iii) Expiration. The information set forth in the Prospectus under the captions “Summary—Timing of the Offer; Expiration Date of the Offer” and “The Offer—Timing of the Offer; Expiration Date” is incorporated herein by reference.

(a)(1)(iv) Subsequent Offering Period. The information set forth in the Prospectus under the captions “Summary—Subsequent Offering Period” and “The Offer—Subsequent Offering Period” is incorporated herein by reference.

(a)(1)(v) Extension. The information set forth in the Prospectus under the captions “Summary—Extension, Termination and Amendment” and “The Offer—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) Withdrawal. The information set forth in the Prospectus under the captions “Summary—Withdrawal Rights” and “The Offer —Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) Procedures for Tender and Withdrawal. The information set forth in the Prospectus under the captions “Summary—Procedure for Tendering Shares,” “Summary—Withdrawal Rights,” “The Offer—Procedure for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) Accepting Securities for Payment. The information set forth in the Prospectus under the captions “Summary—Procedure for Tendering Shares,” “Summary—Exchange and Delivery of Shares of Fox Class A Common Stock” and “The Offer—Procedure for Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Proration. Not applicable.

(a)(1)(x) Differences in Rights of Security Holders. The information set forth in the Prospectus under the captions “Summary—Comparison of Rights of Stockholders of Fox and Stockholders of News Corporation” and “Comparison of Rights of Holders of Fox Class A Common Stock and Holders of News Corporation Class A Common Stock” is incorporated herein by reference.

(a)(1)(xi) Accounting Treatment. The information set forth in the Prospectus under the captions “Summary—Accounting Treatment” and “Certain Effects of the Offer—Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) Material Federal Income Tax Consequences. The information set forth in the Prospectus under the captions “Summary—Material U.S. Federal Income Tax Consequences” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) Mergers or Similar Transactions. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Prospectus under the captions “Relationships with Fox” and “Where You Can Find More Information” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Prospectus under the captions “Relationships with Fox—Acquisition of Hughes Electronics Corporation and Related Transactions,” “Acquisition of Chris-Craft Industries, Inc. and Related Transactions” and “Acquisition of International Sports Programming, LLC” and “Certain Effects of the Offer – News Corporation’s Plans for Fox; Conduct of Fox if the Offer is Not Completed” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus under the captions “Background and Reasons for the Offer and Subsequent Merger—News Corporation’s Reasons for the Offer and the Subsequent Merger,” “The Offer—Purpose of the Offer,” “The Offer—Exchange of Shares in the Offer; The Subsequent Merger” and “Certain Effects of the Offer—News Corporation’s Plans for Fox; Conduct of Fox if the Offer is Not Completed,” “Certain Effects of the Offer—Benefits and Detriments of the Offer and Subsequent Merger” is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the Prospectus under the captions “Certain Effects of the Offer—News Corporation’s Plans for Fox; Conduct of Fox if the Offer is Not Completed,” “Comparative Per Share Market Price and Dividend Information—News Corporation,” “Comparison of Rights of Holders of Fox Class A Common Stock and Holders of News Corporation Class A Common Stock—Dividend Rights,” “Certain Effects of the Offer—Effects on the Market” and “Certain Effects of the Offer—Exchange Act Registration” is incorporated herein by reference.

Item 7. Source and Amount of Funds and Other Consideration.

(a) Source of Funds. The information set forth in the Prospectus under the caption “Certain Effects of the Offer—Financing of the Offer” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in “Annex B—Interests of News Corporation, Fox Acquisition Corp, and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock” to the Prospectus is incorporated herein by reference.

(b) Securities Transactions. The information set forth in “Annex B—Interests of News Corporation, Fox Acquisition Corp, and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock” to the Prospectus is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus under the caption “Certain Effects of the Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Prospectus under the captions “Fox Selected Historical Financial Data,” “Unaudited Comparative Per Share Data” and “Where You Can Find More Information” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Prospectus under the captions “Fox Selected Historical Financial Data,” “News Corporation Selected Historical Financial Data,” “Unaudited Comparative Per Share Data,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1) Material Agreements. The information set forth in the Prospectus under the captions “Relationships with Fox” and “Risk Factors—Risks Related to the Offer and the Subsequent Merger—The board of directors and executive officers of Fox have potential conflicts of interests with respect to the offer” is incorporated herein by reference.

(a)(2)-(3) Regulatory Requirements; Anti-Trust Laws. The information set forth in the Prospectus under the captions “Summary—Regulatory Approvals,” “The Offer—Conditions of the Offer—Additional Conditions” and “Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(a)(4) Margin Requirements. The information set forth in the Prospectus under the caption “The Offer—Exchange of Shares in the Offer; The Subsequent Merger” is incorporated herein by reference.

(a)(5) Legal Proceedings. The information set forth in the Prospectus under the caption “Certain Legal Matters and Regulatory Approvals—Certain Legal Proceedings” is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Prospectus and the appendices thereto and in the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description

(a)(1)	Prospectus relating to shares of News Corporation Class A common stock to be issued in the Exchange Offer (incorporated by reference from News Corporation’s Registration Statement on Form S-4 filed on January 10, 2005).

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)	Letter to the board of directors of Fox Entertainment Group, Inc., dated January 10, 2005, proposing the exchange offer (incorporated by reference to Exhibit 99.2 of News Corporation’s Current Report on Form 8-K, filed with the Commission on January 10, 2005).

(a)(7)	Request from Fox Acquisition Corp for stockholder list of Fox.

(a)(8)	Press release issued by News Corporation on January 10, 2005 (incorporated by reference to Exhibit 99.1 of News Corporation’s Current Report on Form 8-K, filed with the Commission on January 10, 2005).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEWS CORPORATION

By:	/s/ LAWRENCE A. JACOBS
Name:	Lawrence A. Jacobs
Title	Senior Executive Vice President and Group General Counsel

FOX ACQUISITION CORP

By:	/s/ LAWRENCE A. JACOBS
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

Date: January 10, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)	Prospectus relating to shares of News Corporation Class A common stock to be issued in the Exchange Offer (incorporated by reference from News Corporation’s Registration Statement on Form S-4 filed on January 10, 2005).

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)	Letter to the board of directors of Fox Entertainment Group, Inc., dated January 10, 2005, proposing the exchange offer (incorporated by reference to Exhibit 99.2 of News Corporation’s Current Report on Form 8-K, filed with the Commission on January 10, 2005).

(a)(7)	Request from Fox Acquisition Corp for stockholder list of Fox.

(a)(8)	Press release issued by News Corporation on January 10, 2005 (incorporated by reference to Exhibit 99.1 of News Corporation’s Current Report on Form 8-K, filed with the Commission on January 10, 2005).

(b)	None.

(d)	None.

(g)	None.

(h)	None.